July 22, 2010

Mr. Jeffery Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:         TapImmune Inc. (the “Company”)
Registration Statement on Form S-1
Filed June 16, 2010
File No. 333-167571

Dear Mr. Riedler:

We filed a Registration Statement on Form S-1 on June 16, 2010.  You commented on the Registration Statement in a letter dated June 25, 2010, and we responded to those comments on July 12, 2010.  On July 20, 2010, you provided us with supplemental comments, and this letter is in response to those supplemental comments.  We have set forth below the supplemental comments in your letter of July 20, 2010 in italics followed by our responses to each comment.

Potential profits on conversion

1.
We note your response to comment three. Please provide us, with a view toward disclosure in the prospectus, an explanation of why the conversion at the holders' election at $0.35 per share results in a profit of 16.6% whereas a conversion at the same price upon the company's election results in a profit of 17.6%.

RESPONSE: The profits on the conversion of the Notes at the Company’s election and at a Note Holder’s election at the same market price may differ because the conversion prices can be different.  Conversion at the Note Holder’s election is based on a fixed price ($0.30), and conversion at the Company’s election is based on the lower of a fixed price or a floating price. For conversions at the Company’s election, the floating price is always higher than the $0.30 fixed price when the market price/average of the volume-weighted average prices is below $0.352941.  Above that market price/average of the volume-weighted average prices, the conversion price (and percentage profit) at both the Company’s and Note Holder’s election will be the same, $0.30. The below provides more detail and hypothetical examples.

(i)           Conversion at Holder’s Election. If a Note Holder elects to convert, the conversion price is $0.30.  We provided the information in the table in our letter of July 12, 2010 for the conversion at the Note Holder’s election assuming that the Note Holder is able to sell all of those shares at the market price.

With a market price of $0.35, a hypothetical conversion of $1,000 at $0.30 would result in the Company issuing 3,334 shares to the Note Holder. A Note Holder selling all 3,334 shares at $0.35 would gross $1,166.67.  That is a profit of $166.67 on a $1,000 conversion, or a 16.7% profit.

(ii)           Conversion at Company’s Election. If the Company elects to convert the Notes, the conversion price will be the lesser of (a) $0.30 or (b) 85% of the average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable conversion.  We provided the information in the table in our letter of July 12, 2010 for the repayment at the Company’s election assuming that (a) the market price and the applicable average of the volume-weighted average prices are the same and (b) the Note Holders are able to sell all of those shares at that market price).

As such, if the market price (and the applicable the average of the volume-weighted average prices) is $0.35, the conversion price will be $0.2975 (85% of $0.35). A hypothetical conversion of $1,000 at $0.2975 would result in the Company issuing 3,361 shares. A Note Holder selling all 3,361 shares at $0.35 would gross $1,176.47.  That is a profit of $176.47 on a $1,000 conversion, or a 17.6% profit.

2.
With respect to repayment of the notes by conversion at the Company's election, "the conversion price will be the lesser of (a) $0.30 or (b) 85% of the average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty days immediately preceding the applicable conversion." Please provide us, with a view toward disclosure in the prospectus, an explanation of:

•	Why the percentage profit remains the same regardless of the market price of the market price of your stock; and
•	Why the percentage of profit differs upon conversion by the either the note holder or the company, even if the conversion occurs at the same price.

RESPONSE:   When there is a conversion at the Company’s election, the percentage profit remains the same only when the market price/average of the volume-weighted average prices is below $0.352941.  The response in our letter of July 12, 2010 was mislabeled, and this may have caused some confusion.  Our response to comment 3, contained two subsections labeled (3)(i) and one labeled 3(ii).  The second subsection labeled 3(i) should have been 3(ii) and the subsection labeled 3(ii) should have been 3(iii). As such, the sentence “The profit to the Note holders at any price above $0.35 are the same as in (ii) above” in what should have been subsection 3(iii) would have made more sense.

As noted, the conversion price for conversion at the Company’s election is the lesser of (a) $0.30 or (b) 85% of the average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable conversion.  As 85% of $0.352941 is $0.30, anytime the average of the volume-weighted average prices exceeds $0.352941, the fixed price of $0.30 will be used for conversion at the Company’s election as that will be the lower conversion price. When the fixed conversion price is used for conversions at the Company’s election, it will result in the same percentage profit as when the fixed conversion price is used for conversions at the Note Holder’s election.

As for conversions at the Company’s election when the average of the volume-weighted average prices is below $0.352941, the percentage is fixed at 17.647% (which is 15 divided by 85) as long as the Note Holder can sell all shares received in the conversions at the market price.  For a conversion of $85 below that price, the Note Holder will get $100 of stock, which is a $15 profit on an $85 conversion. For a hypothetical conversion at $0.35, please refer to our response in 1(ii) above.

If you have any questions, please contact William Rosenstadt or Tim Dockery at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:           John L. Krug, Senior Counsel
Suzanne Hayes, Branch Chief
Dan Greenspan, Special Counsel